Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

ONE-YEAR-OLD KIBALI ALREADY LOOKS TO ITS FUTURE

Kinshasa, DRC, 20 April 2015 - The ongoing search for additional reserve ounces at Kibali will secure its future as a long-life mine and one of Africa’s largest gold producers, Randgold Resources chief executive Mark Bristow said here today. Randgold develops and operates the mine, which it owns in partnership with AngloGold Ashanti and the Congolese parastatal SOKIMO.

In 2014, its first full year of operation, Kibali produced 526 627 ounces of gold at a total cash cost of $573/oz and Bristow told a media briefing here that production and cost for the first quarter of 2015 were likely to be within guidance.

“When you’re producing gold at the rate of around 600 000 ounces per year, the need to replace the reserves that are consumed is of critical importance,” he said. “We believe Kibali’s KZ structure hosts significant additional resources, and our continuing exploration is confirming this potential. A number of targets have been identified and the Kalimva-Ikamva and Kanga sud targets have been prioritised for in-depth investigation.”

Kibali is still a work in progress, with its third open pit now operational and the development of its underground mine ahead of schedule. Ore from its stopes is already being delivered to the plant but the underground mine is only expected to be in full production by 2018. The first of the mine’s three hydropower plants was commissioned last year and work on the second is well underway. The metallurgical plant is operating at its design capacity and construction of the paste plant is nearing completion. Despite the high level of production and development activity - some 5 000 people are employed on site - Kibali is maintaining a good safety record, with the lost-time injury rate reduced by 16% last year.

Kibali represents an initial investment of more than $2 billion and at a gold price of $1 200/oz and its current mine plan is only expected to repay its funding after 2024. Thanks to its strong cash flow, however, it has already been able to repay the first tranche of its debt in March.

Bristow said Kibali was continuing to invest in the development of the regional economy by using local contractors and suppliers wherever possible. A prefeasibility study on a palm oil project, designed to provide a sustainable source of post-mining economic activity for the region, has been completed and work on a bankable feasibility study has started.

On the issue of the DRC’s proposed new mining code, Bristow said he welcomed Prime Minister Augustin Matata Ponyo’s recent statement that the government was ready to re-engage with the mining industry with the intention to review the draft submitted to parliament and was open to further discussions with the sector.

“We were surprised and disappointed when the ministry of mines presented a draft code to parliament without taking the industry’s comments on board and which departed radically from the common ground we thought had been established. As the DRC chamber of mines warned at the time, enactment of the code in this investment-hostile form will have a catastrophic effect not only on the mining sector but on the Congolese economy generally. It was therefore very heartening to learn from the prime minister that the government has recommitted itself to negotiation,” he said.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com
Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold Country Manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.